Exhibit 99.1

Höegh LNG Partners LP Reports Preliminary Financial Results for the Quarter Ended March 31, 2018

HAMILTON, Bermuda, May 31, 2018 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) today reported its financial results for the quarter ended March 31, 2018.

Highlights

•	Reported total time charter revenues of $34.9 million for the first quarter of 2018 compared to $35.1 million of time charter revenues for the first quarter of 2017
•	Generated operating income of $30.5 million and net income of $21.7 million for the first quarter of 2018 compared to operating income of $25.7 million and net income of $16.2 million for the first quarter of 2017; operating income and net income were impacted by unrealized gains on derivative instruments on the Partnership’s share of equity in earnings of joint ventures for the first quarter of 2018 and 2017
•	Excluding the impact of the unrealized gains on derivative instruments for the first quarter of 2018 and 2017 impacting the equity in earnings of joint ventures, operating income for the three months ended March 31, 2018 would have been $23.9 million, an increase of $0.7 million from $23.2 million for the three months ended March 31, 2017
•	Generated Segment EBITDA [1] of $34.9 million for the first quarter of 2018 compared to $29.5 million for the first quarter of 2017
•	On January 26, 2018, commenced an "at-the-market" common and preferred unit offering program ("ATM program") for up to $120 million aggregate offering of common units and 8.75% Series A cumulative redeemable preferred units ("Series A preferred units")
•	On May 15, 2018, paid a $0.44 per unit distribution on common and subordinated units with respect to the first quarter of 2018, equivalent to $1.76 per unit on an annualized basis. This is an increase of approximately 2.3% from the distribution with respect to the fourth quarter of 2017.
•	On May 15, 2018, paid a $0.546875 per unit distribution on the Series A preferred units for the period commencing on February 15, 2018 to May 14, 2018, equivalent to $2.1875 per unit on an annual basis

Richard Tyrrell, Chief Executive Officer and Chief Financial Officer stated: "In the first quarter, Höegh LNG Partners’ FSRUs continued to perform according to contract and deliver strong, consistent cash flow. The quarter included a 100% contribution from the Höegh Grace after the dropdown of the 49% not already owned in December. This expansion enabled us to achieve a record distributable cashflow while growing our quarterly distributions by 2.3% and maintaining a solid level of coverage.

New LNG production facilities in the US and around the world are driving LNG volumes to new records with much of the new volumes going to China where regasification facilities are running at close to or sometimes above nameplate capacity. More broadly, we continue to see strong interest in LNG and FSRUs from a diverse range of markets. While some tendering processes have been lengthier and more complex than initially projected, we firmly believe that the underlying economic, environmental and practical case for delivering LNG through FSRUs remains solidly in place. With an established platform of long-term contracts and access to flexible sources of debt and equity finance, Höegh LNG Partners is in a strong position to maintain its leadership position in the FSRU sector and to fund incremental growth opportunities as they crystalize."

1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure. Segment EBITDA does not include adjustments for (i) principal payment of direct financing lease of $0.9 million and $0.8 million for the three months ended March 31, 2018 and 2017, respectively, (ii) amortization in revenues for above market contracts of $0.9 million and $0.9 million for the three months ended March 31, 2018 and 2017, respectively, (iii) non-controlling interest: amortization in revenues for above market contracts of $(0.1) million for the three months ended March 31, 2017, (iv) non-cash revenue: tax paid directly by charterer of $(0.2) million for the three months ended March 31, 2018, or (v) equity in earnings of JVs: amortization for deferred revenue of $(0.6) million and $(0.6) million for the three months ended March 31, 2018 and 2017, respectively.

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Financial Results Overview

Effective January 1, 2018, the Partnership adopted the new accounting standard, Revenue from Contracts with Customers, which did not change the timing or amount of revenue recognized for the Partnership.

The Partnership reported net income of $21.7 million for the three months ended March 31, 2018, an increase of $5.5 million from net income of $16.2 million for the three months ended March 31, 2017. The net income for both periods was significantly impacted by unrealized gains on derivative instruments mainly on the Partnership's share of equity in earnings of joint ventures.

Excluding all of the unrealized gains on derivative instruments, net income for the three months ended March 31, 2018 would have been $14.5 million, an increase of $1.5 million from $13.0 million for the three months ended March 31, 2017. Excluding the unrealized gains on derivative instruments, the increase for the three months ended March 31, 2018 was primarily due to reduced vessel operating expenses, increased equity in earnings of joint ventures and lower interest expense for the three months ended March 31, 2018 compared with the three months ended March 31, 2017. The reduction in interest expense was due to the quarterly repayments of principal on the loan facilities financing the vessels and the repayment of the sellers' credit note, issued in connection with the acquisition of Höegh Gallant, between periods.

Preferred unitholders' interest in net income was $2.7 million for the three months ended March 31, 2018 due the issuance of Series A preferred units on October 5, 2017 and subsequently as part of our ATM program. The Limited partners' interest in net income, which includes the Partnership's 100% interest in Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the Höegh Grace (the "Höegh Grace entities") for the three months ended March 31, 2018, was $19.0 million. Limited partners' interest in net income for the three months ended March 31, 2017, which included the Partnership's 51% interest in the Höegh Grace entities, was $13.4 million for the three months ended March 31, 2017. Non-controlling interest in net income was $2.7 million for the three months ended March 31, 2017 for the 49% interest in the Höegh Grace entities not owned by the Partnership. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there was no longer a non-controlling interest in the Höegh Grace entities.

The PGN FSRU Lampung and the Höegh Grace were on-hire for the entire first quarter of 2018. The Höegh Gallant had 10 days of off-hire due to scheduled maintenance in the first quarter of 2018 compared with several days off-hire for unscheduled maintenance in the first quarter of 2017.

Equity in earnings of joint ventures was $9.4 million for the three months ended March 31, 2018, an increase of $4.6 million from equity in earnings of joint ventures of $4.8 million for the three months ended March 31, 2017. The joint ventures own the Neptune and the GDF Suez Cape Ann. Unrealized gains on derivative instruments in the joint ventures significantly impacted the equity in earnings of joint ventures for the three months ended March 31, 2018 and 2017. The joint ventures do not apply hedge accounting for interest rate swaps and all changes in fair value are included in equity in earnings (losses) of joint ventures. Excluding the unrealized gains for the three months ended March 31, 2018 and 2017, the equity in earnings would have been $2.9 million for the three months ended March 31, 2018, an increase of $0.6 million compared to equity in earnings of $2.3 million for the three months ended March 31, 2017. Excluding the unrealized gains, the increase was due in part to improved earnings for the Neptune compared with the three months ended March 31, 2017 when it had lower revenue from reduced hire and higher operating expenses in its start-up phase in Turkey.

Operating income for the three months ended March 31, 2018 was $30.5 million, an increase of $4.8 million from $25.7 million for the three months ended March 31, 2017. Excluding the impact of the unrealized gain on derivative instruments for the three months ended March 31, 2018 and 2017 impacting the equity in earnings of joint ventures, operating income for the three months ended March 31, 2018 would have been $23.9 million, an increase of $0.7 million from $23.2 million for the three months ended March 31, 2017.

Segment EBITDA1 was $34.9 million for the three months ended March 31, 2018, an increase of $5.4 million from $29.5 million for the three months ended March 31, 2017 mainly due to no longer having a non-controlling interest in Segment EBITDA because of the acquisition of the remaining 49% interest in the Höegh Grace entities, which closed on December 1, 2017.

Financing and Liquidity

As of March 31, 2018, the Partnership had cash and cash equivalents of $31.4 million and an undrawn portion of the $85 million revolving credit facility of $27.4 million. In May 2018, the Partnership repaid $6.5 million on the revolving credit facility using part of the proceeds of the ATM program. Current restricted cash for operating obligations of the PGN FSRU Lampung was $3.9 million, and long-term restricted cash required under the Lampung facility was $13.6 million as of March 31, 2018. During the first quarter of 2018, the Partnership made quarterly repayments of $4.8 million on the Lampung facility, $3.3 million on the Gallant facility and $3.3 million on the Grace facility.

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The Partnership’s book value and outstanding principal of total long-term debt was $526.7 million and $531.9 million, respectively, as of March 31, 2018, including long-term debt financing of the FSRUs and $57.6 million on the revolving credit facility due to owners and affiliates. As of March 31, 2018, the Partnership’s total current liabilities exceeded total current assets by $8.5 million. This is partly a result of the current portion of long-term debt of $45.5 million being classified current while the restricted cash of $13.6 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months’ net liabilities.

The Partnership believes its current resources, including the undrawn balance under the revolving credit facility, are sufficient to meet the Partnership’s working capital requirements for its current business for the next twelve months. In addition, liquidity can also be supplemented, from time to time, by net proceeds of the ATM program, depending on the market conditions. Further, the Partnership plans to opportunistically engage in conversations with debt providers, including banks and prospective investors in the capital markets, to refinance the Gallant/ Grace facility well in advance of its first maturity in November 2019.

As of March 31, 2018, the Partnership did not have material commitments for capital or other expenditures for its current business. For the joint ventures, the charterer plans to use the GDF Suez Cape Ann for a project in India expected to commence in second half of 2018. The vessel will be drydocked and fitted with certain modifications prior to the project start which will be compensated by the charterer. The joint ventures also have a probable liability for exceeding historical minimum performance standards for a boil-off claim under the time charters. The Partnership's 50% share of the accrual was approximately $11.9 million as of March 31, 2018. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. It is estimated that the Partnership's 50% share of the excess boil-off claim could range from zero or negligible amounts to approximately $29 million. To the extent that the excess boil-off claims result in a settlement, the Partnership would be indemnified by Höegh LNG for its share of the cash impact of any settlement. However, other concessions or capital improvements, if any, would not be expected to be indemnified. Pending resolution of the boil-off claims, the joint ventures have suspended payment on their shareholder loans.

As of March 31, 2018, the Partnership had outstanding interest rate swap agreements for a total notional amount of $405.5 million to hedge against the interest rate risks of its long-term debt under the Lampung, Gallant and Grace facilities. The Partnership applies hedge accounting for derivative instruments related to those facilities. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of 2.8% for the Lampung facility. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of approximately 1.9% for the Gallant facility. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of approximately 2.3% for the Grace facility. The carrying values of the derivative instruments was a net asset of $0.6 million as of March 31, 2018. The effective portion of the changes in fair value of the interest rate swaps are recorded in other comprehensive income. Gain on derivative instruments for the three months ended March 31, 2018 was $0.6 million, a decrease of $0.1 million from $0.7 million for the three months ended March 31, 2017. Gain on derivative instruments for the three months ended March 31, 2018 and 2017 related to the interest rate swaps for the Lampung, Gallant and Grace facilities. The decrease is mainly due to reduced amortization of the amount excluded from hedge effectiveness for the Lampung, Gallant and Grace facilities partly offset by an increase in ineffective portion of the cash flow hedge related to the Gallant facility.

On January 26, 2018, the Partnership entered into a sales agreement with B. Riley FBR Inc. (the "Agent"). Under the terms of the sales agreement, the Partnership may offer and sell up to $120 million aggregate offering amount of "at-the market" common and Series A preferred units, from time to time, through the Agent. As of March 31, 2018, the Partnership had sold Series A preferred units and common units, and received total net proceeds, after sales commissions, of $10.7 million.

The Partnership's share of the joint ventures is accounted for using the equity method. As a result, the Partnership's share of the joint ventures' cash, restricted cash, outstanding debt, interest rate swaps and other balance sheet items are reflected net on the line "accumulated losses in joint ventures" on the consolidated balance sheet and are not included in the balance sheet figures disclosed above.

On February 14, 2018 the Partnership paid a quarterly cash distribution of $14.4 million, or $0.43 per common and subordinated unit, with respect to the fourth quarter of 2017.

On February 15, 2018, the Partnership paid a cash distribution of $3.7 million, or $0.78993 per Series A preferred unit, for the period commencing on October 5, 2017 to February 14, 2018.

On May 15, 2018, the Partnership paid a quarterly cash distribution of $15.0 million, or $0.44 per common and subordinated unit, with respect to the first quarter of 2018.

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On May 15, 2018, the Partnership paid a cash distribution of $2.8 million, or $0.546875 per Series A preferred unit, for the period commencing on February 15, 2018 to May 14, 2018.

From the commencement of the ATM program to May 29, 2018, the Partnership has sold Series A preferred units and common units, and received total net proceeds of $17.6 million.

Outlook

The Höegh Gallant operates under a long term time charter which started in April 2015 with an expiration date in April 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. EgyptCo has a charter with the government-owned Egyptian Natural Gas Holding Company (“EGAS”). The charter between EgyptCo and EGAS allows for early termination only with the mutual consent of both parties. In the first quarter of 2018, EGAS initiated a meeting with EgyptCo to seek mutually agreed terms for an early termination of the charter. Such an agreement would require consent of EgyptCo. Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025, at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter. Höegh LNG’s ability to make payments to us with respect to an exercise of the option by us may be affected by events beyond our and its control, including opportunities to obtain new employment for the vessel, prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to us may be impaired. If Höegh LNG is unable to meet its obligations to us for the option, our financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected.

Pursuant to the omnibus agreement that the Partnership entered into with Höegh LNG at the time of the initial public offering, Höegh LNG is obligated to offer to the Partnership any floating storage and regasification unit (“FSRU”) or LNG carrier operating under a charter of five or more years.

Höegh LNG has two operating FSRUs, the Höegh Giant (HHI Hull No. 2552), which was delivered from the shipyard on April 27, 2017 and the Höegh Esperanza (HHI Hull No. 2865), which was delivered from the shipyard on April 5, 2018. The Höegh Giant is operating on a three-year contract that commenced on February 7, 2018 with Gas Natural SGD, SA (“Gas Natural Fenosa”). Höegh LNG has two additional FSRUs on order. Pursuant to the terms of the omnibus agreement, the Partnership will have the right to purchase the Höegh Giant, the Höegh Esperanza, HHI Hull No. 2909 and SHI Hull No.2220 (under a shipbuilding contract with Samsung Heavy Industries ("SHI")) following acceptance by the respective charterer of the related FSRU under a contract of five years or more, subject to reaching an agreement with Höegh LNG regarding the purchase price. Höegh LNG had an agreement, subject to government approval, for an FSRU with Quantum Power Ghana Gas Ltd, which expired.

Accordingly, the Partnership has, or may in the future have, the opportunity to acquire the FSRUs assigned to the projects listed below:

•	On May 26, 2015, Höegh LNG signed a contract with Penco LNG to provide an FSRU to service the Penco-Lirquén LNG import terminal to be located in Concepción Bay, Chile. The contract is for a period of 20 years and is subject to Penco LNG’s completing financing and obtaining necessary environmental approvals. In February 2017, Penco LNG informed Höegh LNG that the environmental approval had been temporarily halted by the legal system in Chile which is expected to delay completion of the infrastructure and the commencement of the FSRU contract.

•	On July 18, 2017, Höegh LNG signed a memorandum of understanding with Qatar Gas Transport Company Ltd., known as Nakilat, with the aim of jointly developing new FSRU projects, where the LNG is sourced from Qatar. The structure is expected to be joint ventures to own and operate FSRUs for the joint projects.

There can be no assurance that the Partnership will acquire any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

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Presentation of First Quarter 2018 Results

A presentation will be held today, Thursday, May 31, 2018, at 8:30 A.M. (EDT) to discuss financial results for the first quarter of 2018. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/25969

b. Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until June [7], 2018.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	10120603

Financial Results on Form 6-K

The Partnership has filed a Form 6-K with the SEC with detailed information on the Partnership’s results of operations for the three months ended March 31, 2018, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and unaudited condensed interim consolidated financial statements. The Form 6-K can be viewed on the SEC’s website: http://www.sec.gov and at HMLP’s website: http://www.hoeghlngpartners.com

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FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "future," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	market trends for FSRUs and LNG carriers, including hire rates and factors affecting supply and demand;

•	the Partnership's distribution policy and ability to make cash distributions on the Partnership's units or any increases in the quarterly distributions on the Partnership's common units;

•	restrictions in the Partnership's debt agreements and pursuant to local laws on the Partnership's joint ventures' and subsidiaries' ability to make distributions;

•	the Partnership's ability to settle or resolve the boil-off claim for the joint ventures, including the estimated amount thereof;

•	the ability of Höegh LNG to satisfy its indemnification obligations to the Partnership, including in relation to the boil-off claim;

•	the Partnership's ability to purchase additional vessels from Höegh LNG in the future;

•	the Partnership's ability to integrate and realize the anticipated benefits from acquisitions;

•	the Partnership's anticipated growth strategies; including the acquisition of vessels;

•	the Partnership's anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership's operating expenses, including drydocking and insurance costs;

•	the Partnership's ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the financial condition liquidity and creditworthiness of the Partnership's existing or future customers and their ability to satisfy their obligations under the Partnership's contracts;

•	the Partnership's ability to replace existing borrowings, including the Gallant/Grace facility, make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnership's customers;

•	the Partnership's ability to perform under the Partnership's contracts and maintain long-term relationships with its customers;

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•	the Partnership's ability to leverage Höegh LNG's relationships and reputation in the shipping industry;

•	the Partnership's continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;

•	the operating performance of the Partnership's vessels and any related claims by GDF Suez or other customers;

•	the Partnership's ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	the Partnership's ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of the Partnership's vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and the Partnership's ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	demand in the FSRU sector or the LNG shipping sector in general and the demand for the Partnership's vessels in particular;

•	availability of skilled labor, vessel crews and management;

•	the ability of Höegh LNG to meet its financial obligations to the Partnership, including its indemnity, guarantee and option obligations;

•	the Partnership's incremental general and administrative expenses as a publicly traded limited partnership and the Partnership's fees and expenses payable under the Partnership's ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership's ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of the Partnership's common units and Series A preferred units in the public market;

•	the Partnership's business strategy and other plans and objectives for future operations;

•	the Partnership's ability to successfully remediate any material weaknesses in its internal control over financial reporting and its disclosure controls and procedures; and

•	other factors listed from time to time in the reports and other documents that we file with the SEC, including the Partnership's Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent quarterly reports on Form 6-K.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended
	March 31,
	2018	2017
REVENUES
Time charter revenues	$34,885	$35,076
Total revenues	34,885	35,076
OPERATING EXPENSES
Vessel operating expenses	(5,752)	(6,177)
Administrative expenses	(2,787)	(2,757)
Depreciation and amortization	(5,268)	(5,263)
Total operating expenses	(13,807)	(14,197)
Equity in earnings (losses) of joint ventures	9,369	4,809
Operating income (loss)	30,447	25,688
FINANCIAL INCOME (EXPENSE), NET
Interest income	187	130
Interest expense	(6,864)	(7,736)
Gain (loss) on derivative instruments	631	663
Other items, net	(606)	(802)
Total financial income (expense), net	(6,652)	(7,745)
Income (loss) before tax	23,795	17,943
Income tax expense	(2,109)	(1,755)
Net income (loss)	$21,686	$16,188
Non-controlling interest in net income	—	2,744
Preferred unitholders' interest in net income	2,660	—
Limited partners' interest in net income (loss)	$19,026	$13,444

Basic earnings per unit
Common unit public	$0.57	$0.40
Common unit Höegh LNG	$0.59	$0.42
Subordinated unit	$0.59	$0.42

Diluted earnings per unit
Common unit public	$0.56	$0.40
Common unit Höegh LNG	$0.59	$0.42
Subordinated unit	$0.59	$0.42

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	March 31,	December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	$31,401	$22,679
Restricted cash	3,860	6,962
Trade receivables	6,571	7,563
Amounts due from affiliates	2,932	4,286
Advances to joint ventures	—	—
Inventory	658	668
Current portion of net investment in direct financing lease	3,891	3,806
Derivative instruments	511	—
Prepaid expenses and other receivables	1,076	462
Total current assets	50,900	46,426
Long-term assets
Restricted cash	13,555	13,640
Vessels, net of accumulated depreciation	673,885	679,041
Other equipment	582	604
Intangibles and goodwill	23,475	24,370
Advances to joint ventures	3,334	3,263
Net investment in direct financing lease	281,815	282,820
Long-term deferred tax asset	181	204
Derivative instruments	830	228
Other long-term assets	7,120	8,363
Total long-term assets	1,004,777	1,012,533
Total assets	$1,055,677	$1,058,959

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	March 31,	December 31,
	2018	2017
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$45,458	$45,458
Trade payables	850	381
Amounts due to owners and affiliates	1,478	1,417
Value added and withholding tax liability	979	1,511
Derivative instruments	589	2,015
Accrued liabilities and other payables	10,074	13,042
Total current liabilities	59,428	63,824
Long-term liabilities
Accumulated losses of joint ventures	11,377	20,746
Long-term debt	423,668	434,845
Revolving credit and seller’s credit due to owners and affiliates	57,590	51,832
Derivative instruments	184	2,102
Long-term tax liability	398	—
Long-term deferred tax liability	6,319	5,158
Other long-term liabilities	4,059	5,793
Total long-term liabilities	503,595	520,476
Total liabilities	563,023	584,300
EQUITY
8.75% Series A Preferred Units	120,251	113,404
Common units public	322,387	317,149
Common units Höegh LNG	6,811	6,513
Subordinated units	42,212	40,341
Accumulated other comprehensive income (loss)	993	(2,748)
Total partners' capital	492,654	474,659
Total equity	492,654	474,659
Total liabilities and equity	$1,055,677	$1,058,959

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended March 31,
	2018	2017
OPERATING ACTIVITIES
Net income (loss)	$21,686	$16,188
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,268	5,263
Equity in losses (earnings) of joint ventures	(9,369)	(4,809)
Changes in accrued interest income on advances to joint ventures	(71)	1,197
Amortization of deferred debt issuance cost and fair value of debt assumed	187	213
Amortization in revenue for above market contract	895	895
Changes in accrued interest expense	460	(189)
Net currency exchange losses (gains)	(60)	134
Unrealized loss (gain) on derivative instruments	(631)	(663)
Non-cash revenue: tax paid directly by charterer	(198)	—
Non-cash income tax expense: tax paid directly by charterer	198	—
Deferred tax expense and provision for tax uncertainty	1,505	1,054
Other adjustments	49	158
Changes in working capital:
Trade receivables	1,067	(367)
Inventory	10	14
Prepaid expenses and other receivables	(612)	(689)
Trade payables	468	(249)
Amounts due to owners and affiliates	1,415	1,124
Value added and withholding tax liability	753	1,257
Accrued liabilities and other payables	(3,695)	(188)
Net cash provided by (used in) operating activities	19,325	20,343

INVESTING ACTIVITIES
Expenditure for purchase of Höegh Grace entities	—	(91,768)
Cash acquired in the purchase of the Höegh Grace entities	—	3,793
Decrease (increase) in restricted cash designated for purchase of the Höegh Grace entities	—	91,768
Expenditure for vessel and other equipment	—	(6)
Receipts from repayment of principal on direct financing lease	920	843
Net cash provided by (used in) investing activities	$920	$4,630

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended March 31,
	2018	2017
FINANCING ACTIVITIES
Proceeds from loans and promissory notes due to owners and affiliates	$5,400	$1,600
Repayment of long-term debt	(11,365)	(11,365)
Repayment of customer loan for funding of value added liability on import	(1,265)	(1,258)
Net proceeds from issuance of common units	2,778	—
Net proceeds from issuance of 8.75% Series A Preferred Units	7,935	—
Cash distributions to limited partners and preferred unitholders	(18,193)	(13,717)
Proceeds from indemnifications received from Höegh LNG	—	404
Net cash provided by (used in) financing activities	(14,710)	(24,336)

Increase (decrease) in cash, cash equivalents and restricted cash	5,535	637
Cash, cash equivalents and restricted cash, beginning of period	43,281	41,124
Cash, cash equivalents and restricted cash, end of period	$48,816	$41,761

12

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2018 AND 2017

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net) less the non-controlling interest in Segment EBITDA. Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization, interest income from advances to joint ventures and interest expense related to the seller’s credit note and the outstanding balance on the $85 million revolving credit facility are included in “Other.”

For the three months ended March 31, 2018 and 2017, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three months ended March 31, 2018 and 2017, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) non-controlling interest in Segment EBITDA is subtracted in the segment note and the tables below to reflect the Partnership’s interest in Segment EBITDA as the Partnership’s segment profit measure, Segment EBITDA. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. On January 1, 2017, the Partnership began consolidating its acquired 51% interest in the Höegh Grace entities. Since the Partnership obtained control of the Höegh Grace entities, it consolidated 100% of the revenues, expenses, assets and liabilities of the Höegh Grace entities and the interest not owned by the Partnership was reflected as non-controlling interest in net income and non-controlling interest in total equity under US GAAP. Management monitored the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in Segment EBITDA of such entities and, therefore, subtracted the non-controlling interest in Segment EBITDA to present Segment EBITDA. The adjustment to non-controlling interest in Segment EBITDA is reversed to reconcile to operating income and net income in the segment presentation. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there was no longer a non-controlling interest in the Höegh Grace entities. The following tables include the results for the segments for the three months ended March 31, 2018 and 2017.

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HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2018

(in thousands of U.S. dollars)

	Three months ended March 31, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$34,885	10,996	—	45,881	(10,996)	(1)	$34,885
Total revenues	34,885	10,996	—	45,881			34,885
Operating expenses	(6,533)	(2,474)	(2,006)	(11,013)	2,474	(1)	(8,539)
Equity in earnings (losses) of joint ventures	—	—	—	—	9,369	(1)	9,369
Segment EBITDA	28,352	8,522	(2,006)	34,868
Depreciation and amortization	(5,268)	(2,401)	—	(7,669)	2,401	(1)	(5,268)
Operating income (loss)	23,084	6,121	(2,006)	27,199			30,447
Gain (loss) on derivative instruments	631	6,515	—	7,146	(6,515)	(1)	631
Other financial income (expense), net	(6,571)	(3,267)	(712)	(10,550)	3,267	(1)	(7,283)
Income (loss) before tax	17,144	9,369	(2,718)	23,795	—		23,795
Income tax benefit (expense)	(2,109)	—	—	(2,109)	—		(2,109)
Net income (loss)	$15,035	9,369	(2,718)	21,686	—		$21,686
Preferred unitholders’ interest in net income	—	—	—	—	2,660	(2)	2,660
Limited partners' interest in net income (loss)	$15,035	9,369	(2,718)	21,686	(2,660)	(2)	$19,026

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

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HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2017

(in thousands of U.S. dollars)

	Three months ended March 31, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$35,076	10,924	—	46,000	(10,924)	(1)	$35,076
Total revenues	35,076	10,924	—	46,000			35,076
Operating expenses	(7,262)	(2,619)	(1,672)	(11,553)	2,619	(1)	(8,934)
Equity in earnings (losses) of joint ventures	—	—	—	—	4,809	(1)	4,809
Less: Non-controlling interest in Segment EBITDA	(4,994)	—	—	(4,994)	4,994	(2)	—
Segment EBITDA	22,820	8,305	(1,672)	29,453
Add: Non-controlling interest in Segment EBITDA	4,994	—	—	4,994	(4,994)	(2)	—
Depreciation and amortization	(5,263)	(2,440)	—	(7,703)	2,440	(1)	(5,263)
Operating income (loss)	22,551	5,865	(1,672)	26,744			25,688
Gain (loss) on derivative instruments	663	2,496	—	3,159	(2,496)	(1)	663
Other financial income (expense), net	(7,455)	(3,552)	(953)	(11,960)	3,552	(1)	(8,408)
Income (loss) before tax	15,759	4,809	(2,625)	17,943	—		17,943
Income tax expense	(1,755)	—	—	(1,755)	—		(1,755)
Net income (loss)	$14,004	4,809	(2,625)	16,188	—		$16,188
Non-controlling interest in net income	2,744	—	—	2,744			2,744
Limited partners' interest in net income (loss)	$11,260	4,809	(2,625)	13,444	—		$13,444

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Eliminations reverse the adjustment to Non-controlling interest in Segment EBITDA included for Segment EBITDA and the adjustment to reverse the Non-controlling interest in Segment EBITDA to reconcile to operating income and net income.

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HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(In thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended March 31, 2018 and 2017.

	Three months ended
	March 31,
(in thousands of U.S. dollars)	2018	2017
Interest income	$187	$130
Interest expense:
Interest expense	(6,640)	(7,259)
Commitment fees	(37)	(264)
Amortization of debt issuance cost and fair value of debt assumed	(187)	(213)
Total interest expense	(6,864)	(7,736)
Gain (loss) on derivative instruments	631	663
Other items, net:
Unrealized foreign exchange gain (loss)	66	(147)
Realized foreign exchange gain (loss)	(8)	14
Bank charges, fees and other	(35)	(23)
Withholding tax on interest expense and other	(629)	(646)
Total other items, net	(606)	(802)
Total financial income (expense), net	$(6,652)	$(7,745)

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Appendix A: Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items less non-controlling interest in Segment EBITDA. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

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	Three months ended March 31, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$15,035	9,369	(2,718)	21,686			$21,686 (3)
Interest income	(80)	(41)	(107)	(228)	41	(4)	(187)
Interest expense	6,066	3,308	798	10,172	(3,308)	(4)	6,864
Depreciation and amortization	5,268	2,401	—	7,669	(2,401)	(5)	5,268
Other financial items (2)	(46)	(6,515)	21	(6,540)	6,515	(6)	(25)
Income tax (benefit) expense	2,109	—	—	2,109			2,109
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,267	(4)	3,267
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,401	(5)	2,401
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(6,515)	(6)	(6,515)
Segment EBITDA	$28,352	8,522	(2,006)	34,868			$34,868

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	Three months ended March 31, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$14,004	4,809	(2,625)	16,188			$16,188 (3)
Interest income	—	(11)	(130)	(141)	11	(4)	(130)
Interest expense	6,667	3,545	1,069	11,281	(3,545)	(4)	7,736
Depreciation and amortization	5,263	2,440	—	7,703	(2,440)	(5)	5,263
Other financial items (2)	125	(2,478)	14	(2,339)	2,478	(6)	139
Income tax (benefit) expense	1,755	—	—	1,755			1,755
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,534	(4)	3,534
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,440	(5)	2,440
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(2,478)	(6)	(2,478)
Non-controlling interest in Segment EBITDA	(4,994)			(4,994)			(4,994)
Segment EBITDA	$22,820	8,305	(1,672)	29,453			$29,453

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs that are reflected in the consolidated net income for the Partnership's share of the Joint venture FSRUs net income (loss) on the Equity in earnings (loss) of joint ventures line item in the consolidated income statement. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership's share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs. ”

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

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Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the direct financing lease, amortization in revenues for above market contracts less non-cash revenue: tax paid directly by charterer, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost and fair value of debt assumed, other items (net), unrealized foreign exchange losses (gains), current income tax expense, net of uncertain tax position less non-cash income tax: tax paid directly by charterer, and other adjustments such as indemnification paid or to be paid by Höegh LNG for the non-budgeted expenses, losses and estimated maintenance indemnified by, or refunded to, Höegh LNG, distributions on the Series A preferred units and replacement capital expenditures. Cash collections on the direct financing lease investment with respect to the PGN FSRU Lampung consist of the difference between the payments under time charter and the revenues recognized as a financing lease (representing the payment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisitions of the Höegh Gallant and Höegh Grace. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Non-cash revenue: tax paid directly by charterer and non-cash income tax: tax paid directly by charterer consists of certain taxes paid by the charterer directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries which is recorded as a component of time charter revenues and current income tax expenses. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets.

Distributable cash flow is presented starting with Segment EBITDA taken from the total segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. The Partnership believes distributable cash flow is an important liquidity measure used by management and investors in publicly traded partnerships to compare cash generating performance of the Partnership’ cash generating assets from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods, and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to limited partners. The Partnership also believes distributable cash flow benefits investors in comparing its cash generating performance to other companies that account for time charters as operating leases rather than financial leases, or that do not have non-cash amortization of intangibles or deferred revenue. Distributable cash flow is a non-GAAP liquidity measure and should not be considered as an alternative to net cash provided by operating activities, or any other measure of the Partnership's liquidity or cash flows calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net cash provided by operating activities and the measures may vary among companies. For example, distributable cash flow does not reflect changes in working capital balances. Distributable cash flow also includes some items that do not affect net cash provided by operating activities. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The first table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure for Segment EBITDA, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA. The second table below reconciles distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP measure for liquidity.

20

(in thousands of U.S. dollars)	Three months ended March 31, 2018
Segment EBITDA	$34,868
Cash collection/Principal payment on direct financing lease	920
Amortization in revenues for above market contracts	895
Non-cash revenue: Tax paid directly by charterer	(198)
Equity in earnings of JVs: Amortization of deferred revenue	(603)
Interest income (1)	228
Interest expense (1)	(10,172)
Amortization of debt issuance cost (1) and fair value of debt assumed	230
Other items, net (1)	(606)
Unrealized foreign exchange losses (gains)	(66)
Current income tax benefit (expense), net of uncertain tax position	(604)
Non-cash income tax: Tax paid directly by charterer	198
Other adjustments:
Distributions relating to Series A preferred units (2)	(2,660)
Estimated maintenance and replacement capital expenditures	(5,175)
Distributable cash flow	$17,255

(1)	The Partnership's interest in the joint ventures' interest income, interest expense, amortization of debt issuance cost and other items, net is $41, $3,307, $43 and $1 respectively

(2)	Represents distributions payable on the Series A preferred units related to the three months ended March 31, 2018

21

Reconciliation of distributable cash flows to net cash provided by (used in) operating activities

(in thousands of U.S. dollars)	Three months ended March 31, 2018
Distributable cash flow	$17,255
Estimated maintenance and replacement capital expenditures	5,175
Distributions relating to Series A preferred units	2,660
Equity in earnings of JVs: Amortization of deferred revenue	603
Equity in earnings of JVs: Amortization of debt issuance cost	(43)
Equity in earnings of JVs: Depreciation and amortization	(2,401)
Equity in earnings of JVs: Gain (loss) on derivative instruments	6,515
Equity in losses (earnings) of joint ventures	(9,369)
Cash collection/Principal payment on direct financing lease	(920)
Changes in accrued interest expense and interest income	389
Other adjustments	55
Changes in working capital	(594)
Net cash provided by (used in) operating activities	$19,325

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Media contact:
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
+44 7919 058830
www.hoeghlngpartners.com

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